ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
3650 Wesbrook Mall
Vancouver, BC V6S 2L2

Item 2.	DATE OF MATERIAL CHANGE

July 17, 2003

Item 3.	PRESS RELEASE

July 17, 2003 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

The U.S. Patent and Trademark Office has issued a new patent providing additional protection to Cardiome's program focused on treatment of congestive heart failure with oxypurinol.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The U.S. Patent and Trademark Office has issued a new patent providing additional protection to Cardiome's program focused on treatment of congestive heart failure with oxypurinol.

The patent, No. 6,569,862, was the second issued to the Johns Hopkins University (JHU) in this field. The key claims in the new patent cover use of the entire family of drugsknown as xanthine oxidase inhibitors applied to contractile disorders of the heart, including congestive heart failure. An earlier patent issued to JHU contained provisions relating to a specific mechanism of action and to specific forms of heart disease. Both patents and related intellectual property are licensed exclusively to Cardiome. The invention underlying both patents, originally described by Dr. Eduardo Marban of JHU, involves the novel observation that these agents appear to increase cardiac work output without increasing cardiac oxygen consumption.

Cardiome is currently conducting four clinical studies utilizing oxypurinol to treat patients with CHF. The key clinical study, OPT-CHF, is a Phase II/III oral study enrolling 400 patients to measure clinical endpoints such as mortality and rehospitalization. Three smaller proof-of-concept studies will observe surrogate endpoints such as cardiac output and exercise tolerance. The first of these studies will be completed soon, with results to be presented at the Heart Failure Society of America meeting in September 2003.

Item 6.	RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Christina Yip Title: Vice President, Finance and Administration Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 28th day of July, 2003.

CARDIOME PHARMA CORP.

Per:
"Christina Yip"
Christina Yip,
Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.